 September 20, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Manulife Financial Corporation

Dear Mr. Rosenberg:

We have received your letter, dated September 13, 2012, setting forth certain comments with respect to our Annual Report on Form 40-F for the year ended December 31, 2011.  As discussed by our U.S. counsel, Alan Paley of Debevoise & Plimpton LLP, with Ms.Tabatha Akins on Wednesday, we are reviewing your comments and will submit a response a soon as practical.  However, we are in the process of preparing our financial statements for the quarter ending September 30 and it is unlikely that we will be in a position to respond within the 10 business day period you requested.  Accordingly, we respectfully request an extension for our response for an additional 10 business days, which would be October 11th.  I would appreciate it if you would confirm to me that this will be acceptable.

Sincerely,

/s/ Angela shaffer
Vice President & Corporate Secretary

cc:            Stephen Sigurdson
Manulife Financial Corporation

Alan Paley
Debevoise & Plimpton LLP

200 Bloor Street East, NT 10,Toronto, ON M4W 1E5 Bus: (416) 852-3950 Fax: (416) 926-3041 E-mail: angela_shaffer@manulife.com	www.manulife.com
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